UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K/A

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

DF Growth REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00214

Delaware	83-1263155
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

750 B Street Suite 1930 San Diego, CA	92101
(Address of principal executive offices)	(Zip Code)

(858) 430-8528

Registrant’s telephone number, including area code

Class A Investor Shares

(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

This Amendment No. 1 on Form 1-K/A (this “Form 1-K/A") amends and restates certain items noted below in the Annual Report on Form 1-K of DF Growth REIT I, LLC (the “Company”) for the fiscal year ended December 31, 2021, as originally filed with the Securities and Exchange Commission on May 3, 2022 (the “Original Filing”). This Form 1-K/A amends the Original Filing to reflect the correction of typographical errors and certain disclosures related to fees charged by the Sponsor.

For the convenience of the reader, this Form 1-K/A sets forth the Original Filing, as amended, in its entirety; however, this Form 1-K/A amends and restates only the following disclosures that were impacted from the correction of the error:

●	Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Operating Results

●	Item 3 – Directors and Officers – Directors and Officers

●	Item 3 – Directors and Officers – Ownership of Related Entities

●	Item 3 – Compensation of Executive Officers

●	Item 3 – Compensation of the Manager and Sponsor

●	Item 3 – Timing of Payments of Fees and Expense Reimbursements

●	Item 3 – Other Compensation

●	Item 3 – Report to Investors

Except as described above, no other changes have been made to the Original Filing. This Form 1-K/A speaks as of the date of the Original Filing and does not reflect events that have occurred after the date of the Original Filing or modify any disclosures affected by subsequent events.

i

ii

Caution Regarding Forward-Looking Statements

The term “forward-looking statements” means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like “we anticipate,” “we believe,” “we expect,” “we intend,” “we plan to,” “this might,” or “we will.”

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement “We believe long-term trends favor secondary and tertiary cities” is not like the statement “We believe the sun will rise in the East tomorrow.” It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things we talk about in the “Risks of Investing” section of our Offering Circular, which may be accessed via the EDGAR website maintained by the Securities and Exchange Commission.

Consequently, the actual result of investing in the Company could (and almost certainly will) differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by law.

Given The Risks and Uncertainties, Please Do Not Place Undue Reliance

On Any Forward-Looking Statements.

Item 1. Business

Overview

The Company was formed to invest in real estate projects, primarily in and around primary and secondary cities or cities that have a large university, with what we believe is a significant profit potential. While our primary focus will be on “value-add” multi-family real estate (currently a majority of the Company’s portfolio in such projects), we might also invest in other real estate projects that we determine have significant profit potential such as other value-add commercial real estate including office or industrial, self-storage, or multi-family or residential opportunistic projects.

Sometimes the Company will own real estate directly. Most of the time, however, the investments made by the Company will be through other entities (“Project Entities”). For example, if the Company invests in a multi-family property, the property will likely be owned by a different entity, such as a limited partnership or a limited liability company. Typically, Project Entities will be controlled by the Sponsor or another entity controlled by the Sponsor. However, if the Company does not control the Project Entity itself then it will retain control rights, meaning the Company’s consent will be required to certain major actions taken by the Project Entity, such as the sale or refinancing of its real estate and the replacement of its manager or general partner.

The manager of the Company, DF Manager, LLC, a Delaware limited liability company, which we refer to as the “Manager,” is an affiliate of DiversyFund, Inc., a Delaware corporation and a real estate developer, which we refer to as the “Sponsor.” The Sponsor maintains a website, www.DiversyFund.com (the “Site”) where it seeks funding for its real estate projects.

Regulation A Offering

On November 13, 2018, our Offering Circular dated October 3, 2018 (the “Offering Circular”), whereby we sought to raise up to $50,000,000 through the sale of Class A Investor Shares under Regulation A (the “Offering”), was “qualified” by the Securities and Exchange Commission. On March 26, 2021, we increased the amount we were seeking to raise up to $75,000,000. The Offering Circular is available through the SEC’s EDGAR site, www.sec.gov/edgar, and may also be obtained by contacting the Company. As of November 13, 2021, the Offering was terminated and we had raised $65,128,397 from the sale of Class A Investor Shares.

LLC Agreement

The Company is governed by a Limited Liability Company Agreement dated August 1, 2018, which we refer to as the “LLC Agreement.” A copy of the LLC Agreement is attached as Exhibit 1A-2B.

Management

The Company is managed by the Manager. The LLC Agreement generally gives the Manager exclusive control over all aspects of the Company’s business. Other members of the Company, including Investors who purchase Class A Investor Shares in the Offering, generally have no right to participate in the management of the Company. There is only one exception to this rule: the owners of the Class A Investor Shares may, in some situations, remove the Manager for cause.

Investment Strategy

The Company is seeking to invest in a diversified portfolio of predominantly multifamily value add real estate assets throughout the United States.

Initially, the Company intends to target multi-family properties in a “value-add” strategy. That means a strategy where the Company would buy an existing multi-family property and undertake renovations with a view toward adding significant value. For example, the Company might renovate individual units, add landscaping, and/or add exercise facilities or other amenities, all with a view toward increasing the net income from (and therefore the value of) the property.

The Company’s overall multi-family value-add strategy is:

Identify multi-family apartment communities in quality locations in the Company’s target markets, where the Company believes

●	it can acquire properties for lower than their actual value or where the Company can add significant value through third-party hands-on management and/or appreciation potential;

●	Buy those communities at below-market prices, or at market prices where there is sufficient upside potential to obtain above- market returns over the long term;

●	Make physical alterations and other improvements to those communities, where the Company can achieve significant benefit with minimal capital outlay; and

●	Through third-party management, increase the rents to increase the overall value of the property.

Currently a majority of the Company’s portfolio is in these value-add multi-family investments.

The Company is also invested in a new multi-family ground up construction property where it believes it can expect a significant profit.

The Company might also purchase, build, or invest in other kinds of properties, beyond multi-family properties, so long as such properties are generating positive cash flow or can be made to generate positive cash flow once built and stabilized.

The Company might also invest in residential properties – for example, single-family homes – where the Manager believe the Company can achieve a significant profit. The Company currently has one debt investment related to a property lot zoned for single family.

Geographically, we intend to focus on locations which can attract high-quality tenants, specifically central business districts or suburban markets of primary and secondary metropolitan cities.

The Multi-Family Market

Historically, the multi-family market has been driven by favorable supply/demand fundamentals including: (i) a limited number of new units coming onto the market; (ii) the demographic often referred to as “echo boomers;” (iii) an increase in the number of immigrants; and (iv) tighter lending guidelines leading to lower rates of home ownership.

However, the onset of the COVID-19 pandemic in March 2020 interrupted many of these positive fundamentals, causing the multi-family housing market to experience more market turbulence than it has in recent years. Many tenants lost their jobs, their income, or some even lost their lives, while others fled to the suburbs seeking more socially-distant housing options. Although another pandemic could potentially affect the housing market at any time, we believe there are significant signs for optimism about the multi-housing market in 2022 and beyond.

Due Diligence

Our due diligence process is fairly simple and straightforward: When the Company identifies a location or a potential property, it will typically sign a contract and place an escrow deposit to be held with the designated escrow agent. The Company will then conduct extensive due diligence, including physical site inspections, environmental studies, a review of applicable zoning and land use restrictions, title reports, a review of all leases (if any), a review of the revenues and expenses from the property, and a study of the local market and local conditions. Based on its due diligence, the Company would then determine whether to move forward with the property or look for the next opportunity.

Some aspects of our due diligence process may be revised or delayed as a result of COVID-19. For example, with many construction projects being delayed or stalled due to various stay-at-home and shelter-at-home orders, the availability of contractors to perform certain tasks (such as conducting an environmental study) may be reduced or delayed once state and local governments reopen their economies. Additionally, the continued need to comply with social distancing guidelines may reduce or delay our ability to do a full physical inspection of a potential property. However, as access to vaccines continues to spread, we believe these conditions are only temporary and we should hopefully be back to pre-pandemic practices by the end of the year if not sooner.

Evaluating Alternatives

During the initial 12-36 months of owning and managing the property, the Company will analyze market conditions and decide whether the property should be maintained, refinanced, restructured (i.e., condominium conversion), or sold.

Real Estate Investment Life Cycle

The life cycle of a multi-family and other commercial real estate property varies on an individual property basis, but generally all properties experience periods of development, stabilization, and decline. A major component of successful real estate investing is timing the cycle – in effect, buying low, selling high. The Company will pay close attention to the ongoing market cycles (including any impacts associated with the COVID-19 pandemic) in an effort to maximize returns to investors.

Competitive Landscape

The U.S. real estate market as a whole has historically experienced heavy demand and limited supply, with many developers, investors, and other parties competing for property. This has largely remained true through the onset of the COVID-19 in March 2020, although lower levels of immigration and outsized economic fallout on certain industries with greater numbers of multi-family tenants may have impacted demand to some extent. However, with the economy showing signs of a rebound and the federal government infusing trillions of dollars of assistance to struggling Americans, we believe the demand will rebound to at least pre-pandemic levels and possibly even higher.

At the same time, the pandemic’s toll on certain travel-related industries has started to shift capital away from certain types of properties (e.g. hotels, retail outlets) and towards the multi-family market. This means even greater demands for multi-family housing and more opportunities to invest in promising properties. However, we may be at a disadvantage to some of these competitors who may have greater capital resources than we do, including cash-on-hand. Still, we believe we can differentiate ourselves by targeting smaller to mid-sized properties, a market that typically involves individual and smaller institutional buyers rather than large institutions.

Moreover, with interest rates at or near record lows and with more and more capital entering the multi-family housing market from alternative sources (e.g. private equity funds), there has never been a better time to refinance existing loans and/or make capital improvements to properties. Given our value-added focus to property acquisition and management, we believe the Company is well positioned to take advantage of these conditions to return real value to both our tenants and our investors.

Use of Special Purpose Vehicles

Most or all of the investments made by the Company will be through other entities. For example, if the Company invests in a multi- family property, the property will likely be owned by a different entity, such as a limited partnership or a limited liability company. In some situations, the Company will be the sole owner of the entity, while in other situations the entity will be co-owned with others. In all situations, however, the Company will control the management and operation of the entity.

Term of the Company

We intend to operate the Company for a period of approximately five years from the Initial Closing Date (November 20th, 2018), with the option of up to two additional one-year extensions at the discretion of the Manager.

To wind down the Company, the Manager will seek to generate liquidity for Investors and realize any gains in the value of our investments by selling or refinancing our properties and returning capital to Investors on an orderly basis. Sales and refinancing will be subject to prevailing market conditions and there is no guarantee that we will be successful in executing any such liquidity transactions on terms favorable to the Company and Investors, or that we will be able to do so within the time frame we have anticipated.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

The Company began operating on November 1, 2018. As of December 31, 2021, the Company had invested a total of $51,306,212 in equity in 11 projects managed by our Sponsor, and a total of $1,789,000 in debt in one project managed by our Sponsor, as follows:

Entity	Units	Location	Type of Investment	Investment Amount	Purchase Price	Total Acquisition Cost
The Sardinia Group Inc.	10	San Diego, CA	Equity	$356,500	$1,018,892	$2,295,813.33
DiversyFund Park Blvd LLC	60	San Diego, CA	Equity	$3,338,700	$3,650,000	$6,376,665.91
BLVDW NC LLC	242	Greenville, NC	Equity	$6,100,672	$12,815,000	$14,677,855.05
Woodside Highland UT LLC	54	Holladay, UT	Equity	$3,737,928	$8,500,000	$9,338,535.55
McArthur LG, LLC	121	Fayetteville, NC	Equity	$5,300,249	$9,675,000	$10,259,782.31
4500 South State Street UT LLC	36	Murray, UT	Equity	$3,575,336	$5,240,000	$5,652,165.00
524 SW ST. Lucie, LLC	30	Stuart, FL	Equity	$3,716,905	$4,250,000	$6,112,038.10
201 SW Joan Jefferson Way LLC	49	Stuart, FL	Equity	$7,671,305	$15,500,000	$16,117,055.32
Mission Villas SA, LLC	176	San Antonio, TX	Equity	$4,601,135	$10,250,000	$14,108,229.62
WRTH North Charleston, LLC	145	North Charleston, SC	Equity	$7,893,266	$22,475,000	$23,775,891.28
NCP Dove, LLC	285	North Charleston, SC	Equity	$5,014,216	$46,370,000	$49,893,685.01
Total Equity Investments				$51,306,212	$139,743,892	$158,607,716

Entity	Units	Location	Type of Investment	Investment Amount	Purchase Price	Total Acquisition Cost
DiversyFund Granito, LLC		Los Angeles, CA	Debt	$1,789,000	$7,200,000	$9,680,004
Total Debt Investments				$1,789,000	$7,200,000	$9,680,004

Our net loss for the period ending December 31, 2021 was $3,618,487. Several factors contributed to this net loss including $ 2,092,833 of depreciation expense and $3,693,442 of interest expense, which line item is comprised of $2,611,661 from interest payments and $ 1,081,781 from the amortization of loan origination costs, which amounts are amortized over the length of the loan, making such average annual amortized amounts higher for shorter term loans with similar origination costs, such as the debt for Mission Villas, which bridge loan term was less than a year.

One of the Company’s portfolio assets, the 200 unit multifamily asset named Summerlyn in Killeen, Texas, was sold on July 13, 2021 for a profit to the Company and third party co-investors.

Liquidity and Capital Resources

We expect to deploy almost all of the capital we raised in the Offering in making real estate investments. Should we need more capital for any reason, we could either sell more Class A Investor Shares or sell other classes of securities. In selling Class A Investor Shares or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $75,000,000 of securities using Regulation A during any period of 12 months.

Trend Information

2021 saw multifamily rents and related asset pricing increase favorably in many markets in the U.S. “Throughout 2021, the average U.S. asking rent gained $190 and 2022 is forecasted to bring further gains in the multifamily market, at least by historical standards, but at a moderated pace, close to 5 percent annual increases. Possible headwinds include inflation and a new wave of COVID-19 cases.” 1 1

[1]	Anca Gagiuc. (2021, January 10, 2022). National Multifamily Report – December 2021. Multi-Housing News.
[1]	https://www.multihousingnews.com/national-multifamily-report-december-2021/ #:~:text=Overall%2C%202021%20was%20a%20year,annual%20high%2C%20set%20in%202015.

Item 3. Directors and Officers

DiversyFund, Inc. is the sole member and manager of DF Manager, LLC. Pursuant to the LLC Agreement, the Manager has full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company’s business. The Management Agreement is filed as an exhibit to the Company’s Offering Statement and incorporated by reference in this Annual Report.

Key Personnel

Name	Position	Age	Term of Office	Approximate Hours Per Week If Not Full Time
Craig Cecilio	Chief Executive Officer	48	Indefinite	20 Hours
Alan Lewis	Chief Financial Officer	45	Indefinite	20 Hours
Isaac Dixon	Senior Vice President of Real Estate	40	At Will	Full Time
Ginger Vyterna	Senior Asset Manager	48	At Will	Full Time

*	Mr. Cecilio and Mr. Lewis are officers of the Sponsor.

Business Experience

Craig Cecilio - Mr. Cecilio is the Chief Executive Officer since our inception and is Co-Founder of the Sponsor, DiversyFund, Inc. Mr. Cecilio has worked in the real estate industry for nearly 20 years. Over the course of his career, Mr. Cecilio has participated in the development of over 1,000 single family residences in California as either a joint venture equity partner, lender, or sponsor. Previously, Mr. Cecilio owned a real estate lending business, Coastal California Funding Group, Inc., which underwrote and financed residential renovations and ground-up construction in California coastal markets such as San Diego, Orange County, Los Angeles and San Francisco, and a loan servicing business.

Additionally, Mr. Cecilio founded a real estate debt fund in 2013, which manages a portfolio of real estate-backed bridge loans used primarily to “pre-fund” many of the Manager’s real estate projects. Since 1997, Mr. Cecilio has financed nearly $500 million of real estate assets, having raised over $100 million in debt or equity for real estate transactions in the last three years, and has developed and managed over $50 million of residential property (renovations and ground-up). Mr. Cecilio is a graduate of the University of Colorado at Boulder.

Alan R. Lewis - Mr. Lewis is the Chief Investment Officer since our inception and was Co-Founder of the Sponsor, DiversyFund, Inc. Prior to the launch of the Manager, he was the head of the real estate private equity division of a real estate investment and development firm based out of Salt Lake City, Utah, where he oversaw capital raising, deal structuring and development work for multi-family projects and master-planned residential communities. Previously, Mr. Lewis worked for nearly ten years on Wall Street as both an investment banker and a corporate lawyer, most recently working as a Managing Director of where Mr. Lewis provided financial advisory and capital raising services for high-growth companies along with real estate and oil and gas projects.

Prior to joining Brill Securities in 2010, Mr. Lewis practiced as a corporate attorney at Davis Polk & Wardwell, a Tier 1 ranked Wall Street law firm (Chambers USA). His practice included IPOs, mergers and acquisitions, and commercial real estate, including the acquisition and refinancing of several Fifth Avenue commercial buildings, acquisitions and portfolio restructurings for a $6 billion real estate private equity fund. Over his career, Mr. Lewis has worked on transactions totaling, in aggregate, over $41 billion. Mr. Lewis received a BA from Brigham Young University and a JD from Columbia Law School, where he was a Senior Editor on the Columbia Law Review. Mr. Lewis is admitted to practice law in New York and previously held Series 7, 66 and 79 FINRA licenses.

Isaac Dixon - Formerly the Vice President at Canter Companies, Mr. Dixon was responsible for leading the real estate firm’s divisions and was actively involved in underwriting various venture capital investments for the company. Prior to his time with Canter Companies, Mr. Dixon was the Vice President of National Accounts with CORE REALTY, as an active member of the investment committee and interfaced directly with senior executives at independent broker-dealers across the country to facilitate their analysis, review, and approval process for real estate funds and TIC/1031 multi-family syndications.

Before his career in national accounts, Isaac worked as a senior due diligence analyst at Independent Financial Group where he was responsible for reviewing over $500 million in Tenant-In-Common and alternative investment products. Throughout his career, Mr. Dixon has participated in several industry panels on various aspects of syndicating real estate investment programs and conducting proper due diligence and has been involved in the purchase and/or syndication of over 5,000 multi-family units valued in excess of $1 billion dollars. Isaac graduated from San Diego State University with a bachelor’s degree in finance. He holds or has held Series 7, 22, 24 and 66 licenses, he is a Certified Financial Planner and a licensed real estate broker in California.

Ginger Vyterna - Ginger Vyterna brings over 27 years of progressive management in operations, acquisitions, asset management and development within the multifamily arena to DiversyFund. With a keen understanding of both conventional and LIHTC assets from the on-site level to executive leadership, her portfolios have continually exceeded organizational expectations. By establishing acquisition protocols, creating custom business plans and understanding diversity she has continually led her teams through difficult market trends while repositioning value-add communities throughout the country. Her tenure at Ram Real Estate, Atlantic | Pacific Management, Priderock Capital Partners, Grand Peaks and New Urban Communities have provided hands on experience in multiple markets from Oregon to New Jersey. Her experience with understanding the multifamily business model will assure the management of our assets exceeds investors’ expectations.

Ownership of Related Entities

Mr. Cecilio and Mr. Lewis own a majority of DiversyFund, Inc., the Sponsor, which in turn owns 100% of DF Manager, LLC, the Manager.

Compensation Of Executive Officers

Each of the executive officers of our Manager also serves as an executive officer of the Sponsor. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals manage our day-to-day affairs; oversee the review and selection of investment opportunities; service acquired investments; and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of the Manager and Sponsor

Our Manager and its affiliates receive fees and expense reimbursements for services related to the Offering and for the investment and management of the Company’s assets. The items of compensation are summarized in the table below.

Type of Fee	Description and Amount

Organization & Offering Expense Reimbursement

The Company was required to reimburse the Manager for expenses the Manager incurred in connection with the Offering before it was “qualified” by the SEC (after the Offering is qualified, the expenses will borne by the Company itself, directly), including legal, accounting, and marketing costs. The Sponsor’s total expenses for the Offering, before the Offering was qualified, were approximately $25,000.

Asset Management

Under the LLC Agreement, the Manager has the right to charge the Company a monthly asset management fee equal to 0.1667% of the Investors’ aggregate capital accounts as of the last day of each calendar month, or approximately 2% per year. An Investor’s “capital account” will generally be equal to the amount the Investor paid for his, her or its Class A Investor Shares, less any capital that has been returned to the Investor and any losses allocated to the Investor. However, since the inception of the Company, the Manager has waived all asset management fees and expects to continue to do so.

Where the Company owns property directly, or is the sole owner of an entity that owns property, the Sponsor will charge the Company a developer fee of between 6% and 8% of the total project costs, including both “hard” costs (e.g., the cost of land, buildings, construction, and renovation) and “soft” costs (e.g., professional fees).

Developer

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar developer fee to the extent negotiated with the financial partners in such joint venture, which could be higher than the 6% - 8% fee for direct investment. However, the Company’s cost of the fee will not exceed 6% - 8% of the Company’s share of the total project cost.

For the periods ending December 31, 2021, and December 31, 2020, the Company paid $ 5,872,627 and $2,991,636, respectively, in developer fees to the Sponsor.

Disposition of Property

Where the Company owns property directly, or is the sole owner of an entity that owns property, the Sponsor will receive a disposition fee equal to 1% of the total sale price of each property.   Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar disposition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% disposition fee for direct investment). However, the Company’s share of the fee will not exceed 1% of the Company’s share of the total sale price.

For the periods ending December 31, 2021, and December 31, 2020, the Company has not paid any disposition fees to the Sponsor.

Financing

Where the Company owns property directly, or is the sole owner of an entity that owns property, the Sponsor will receive a financing fee equal to 1.0% of the amount of each loan placed on a property, whether at the time of acquisition or pursuant to a refinancing. This financing fee will be in addition to any fees paid to third parties, such as mortgage brokers.

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar financing fee to the extent negotiated with the financial partners in such joint venture, which could be higher than the 1% financing fee for direct investment. However, the Company’s cost of the fee will not exceed 1% of the Company’s share of the loan.

For the periods December 31, 2021 and December 31, 2020, the Company paid $341,300 and $25,550, respectively, in financing fees.

Construction Management

The Sponsor might provide construction and/or construction management services on behalf of the Company. If so, it will provide such services pursuant to one or more written agreements containing terms and conditions that are standard in the construction industry, as determined by the Sponsor based on its experience. The amount of the Sponsor’s compensation, and the manner in which it is calculated, shall also be consistent with industry standards, as determined by the Sponsor. Under the LLC Agreement, the Sponsor is entitled only to compensation that is (i) fair to the Company, and (ii) no greater than would be paid to an unrelated party at arm’s length.

For the periods ending December 31, 2021, and December 31, 2020, the Company has not paid any in construction management fees to the Sponsor.

Other Fees

The Company engages third parties to provide a variety of other services, including insurance and marketing. If the Manager is able to engage third parties at lower-than-market rates, then the Manager is entitled to retain the difference. The Manager will determine the market rates for the services in question – and thus its own compensation – based on its experience in the real estate industry and, if it believes necessary, by reviewing proposals from other providers of such services.

For the periods ending December 31, 2021 and December 31, 2020, the Company has paid $152,134 and $18,635, respectively, in property-level asset manager fees to the Sponsor.

Timing of Payments of Fees and Expense Reimbursements

The compensation paid by the Company to the Manager and the Sponsor during each stage of the Company’s trajectory are as follows:

Stage	Compensation to Manager	Amount of Compensation to Manager	Compensation to Sponsor	Amount of Compensation to Sponsor
Organization	● Organization & Offering Expense Reimbursement	● Up to 10% of total amount of capital raised	● Developer Fee ● Financing Fee	● 6-8% of total investment amount of capital raised ● 1% of total loan value
Asset Acquisition Stage	● Organization & Offering Expense Reimbursement ● Asset Management Fee	● Up to 10% of total amount of capital raised ● 2% of total investment amount of capital raised	● Developer Fee ● Financing Fee ● Guaranty Fee	● 6-8% of total asset acquisition cost ● 1% of total loan value ● 0-0.5% of total loan value
Operation Stage			● Developer Fee ● Financing Fee ● Guaranty Fee ● Construction Management Fee ● Disposition Fee	● 6-8% of total asset acquisition cost ● 1% of total loan value ● 0-0.5% of total loan value ● 0-7.5% of actual construction costs ● 1% of property sale price ●
Liquidation Stage			● Disposition Fee	● 1% of property sale price

Other Compensation

The Sponsor is entitled to share in distributions by the Company, which we refer to as the “Promoted Interest.” The Promoted Interest is paid in three stages: first, after owners of the Class A Investor Shares have received a 7% preferred return on their investment, the Sponsor is entitled to a catchup return equal to approximately 53.85% of the preferred return paid to owners of the Class A Investor Shares. Second, after owners of the Class A Investor Shares have received their preferred return and the Sponsor has received its catchup return, the Sponsor is entitled to 35% of the remaining profits. Third, after the holders of the Class A Investor Shares have received a 12% preferred return on their investment, the Sponsor is entitled to 50% of the remaining profits.

If the Manager (or other affiliates of our Sponsor) purchase Class A Investor Shares, they will be entitled to their pro rata share of the distributions paid to Investors.

Report to Investors

The Company files an Annual Report that provides the owners of Class A Investor Shares details of the fees paid to the Sponsor, the Manager and their affiliates.

Clawback

If, upon the liquidation of the Company, the owners of the Class A Investor Shares other than the Manager, the Sponsor, and their affiliates have not received distributions sufficient to return their capital contributions plus a 7% cumulative, non-compounded annual return, the Manager, the Sponsor, and their affiliates will be required to return any distributions they have received from the Company (not fees), over and above their actual contributed capital, in an amount such that the Company can distribute the shortfall to the owners of the Class A Investor Shares, other than the Manager, the Sponsor, and their affiliates.

Method of Accounting

The compensation described in this section was calculated using the accrual method of accounting.

Item 4. Security Ownership of Management and Certain Securityholders2

The limited liability company interests in the Company are denominated by 20,000,000 “Shares,” consisting of 1,000,000 “Common Shares” and 19,000,000 “Investor Shares.” The Manager has the authority to divide the 19,000,000 Investor Shares into one or more “classes,” by adopting one or more authorizing resolutions. The Manager adopted the Authorizing Resolution to create 5,000,000 Class A Investor Shares.

As of December 31, 2021, the limited liability company interests of the Company were owned as follows:

Common Shares

Beneficial Owner	Number of Shares	Percent of Class
DiversyFund, Inc.*
750 B Street	1,000,000	100%
Suite 1930
San Diego, CA. 92101
DF Manager, LLC
750 B Street	0	0%
Suite 1930
San Diego, CA. 92101
Alan Lewis
750 B Street	0	0%
Suite 1930
San Diego, CA. 92101
Craig Cecilio
750 B Street	0	0%
Suite 1930
San Diego, CA. 92101

Class A Investor Shares

Beneficial Owner	Number of Shares	Percent of Class
Unrelated Investors	6,512,839	100%

*	DiversyFund, Inc., the Sponsor, is owned and controlled by Mr. Lewis and Mr. Cecilio.

Item 5. Interest of Management and Others in Certain Transactions

The Company has entered into a Management Agreement with the Manager, pursuant to which the Manager will provide management and investment management services. Under the Management Agreement, the Company will pay the Manager certain fees as described in “Compensation of Management”. The Manager is an affiliate of our Sponsor, DiversyFund, Inc. Thus, the amount of fees and other terms of the Management Agreement were determined among related parties and not at arm’s-length.

The Sponsor, the Manager, Mr. Cecilio, Mr. Lewis, and parties related to them might also invest in the Company by purchasing Class A Investor Shares, along with other Investors.

Item 7. Financial Statements

DF Growth REIT, LLC

INDEPENDENT AUDITOR’S REPORT

To the Members and Management of DF Growth REIT, LLC

Opinion

We have audited the accompanying financial statements of DF Growth REIT, LLC (a Delaware corporation), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, members’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DF Growth REIT, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of DF Growth REIT, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about DF Growth REIT, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of DF Growth REIT, LLC’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about DF Growth REIT, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Haynie & Company

Salt Lake City, UT

April 30, 2022

DF Growth REIT, LLC

Consolidated Balance Sheet

As of December 31, 2021

As of December 31, 2021
ASSETS
Investments in rental real estate properties, net of accumulated depreciation	$100,309,457
Construction in progress	3,928,218
Total real estate equity investments	5,014,216
Real estate debt investments	1,789,000
Cash and cash equivalents	7,195,361
Related party receivables	1,741,831
Interest receivable	243,984
Notes and accounts receivable	2,158,979
Other assets	2,255,320
TOTAL ASSETS	$124,636,366

LIABILITIES AND EQUITY

LIABILITIES
Notes payable, net of unamortized loan fees	$64,615,873
Accounts payable and accrued expenses	465,961
Redemptions payable	121,988
Rental security deposits and other liabilities	711,268
Prepaid rents	150,476
Interest payable	94,779
TOTAL LIABILITIES	$66,160,345

MEMBER’S EQUITY
Class A shares $10.00 par value; 7,500,000 shares authorized; 6,512,840 shares issued and outstanding, net of offering costs as of December 31, 2021	$65,128,397

Accumulated deficit	(8,007,712)
Non-controlling interest	1,355,336
TOTAL MEMBER’S EQUITY	$58,476,021

TOTAL LIABILITIES AND MEMBER’S EQUITY	$124,636,366

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC

Consolidated Statement of Operations

For the year ended December 31, 2021

REVENUES
Rental property revenues	$7,463,526
Distribution Income	300,000
Interest income	192,804
Realized Investment Income	238,188
Other income	387,988
TOTAL REVENUE	$8,582,506

EXPENSES
Operating expenses
Depreciation and amortization	$2,092,833
Property operating and maintenance	2,988,673
Real estate taxes	555,772
Interest expense	3,693,442
General and administrative expenses	2,760,402
Total Operating Expenses	$12,087,122

Investing Expenses
Investing Expenses	$113,871
Total Investing Expenses	$113,871

TOTAL EXPENSES	$12,200,993
NET LOSS	$(3,618,487)
Loss attributed to non-controlling interest	(3,565,853)
Loss attributed to DF Growth REIT LLC	(52,634)

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC Consolidated Statement of Members’ Equity

For the year ended December 31, 2021

	Class A Investor Shares		Subscription	Accumulated	Noncontrolling	Total
	Shares	Amount	Receivable	Deficit	Interest	Equity
December 31, 2020	3,244,667	$32,446,667	$(229,035)	$(2,618,637)	$1,302,426	$30,901,421
Proceeds from issuance of class A shares	3,268,173	32,681,730	229,035	-	-	32,910,765
Distributions declared on class A shares	-	-	-	(1,823,222)	-	(1,823,222)
Non Controlling Interest	-	-	-	-	105,544	105,544
Net loss	-	-	-	(3,565,853)	(52,634)	(3,618,487)
Balance as of December 31, 2021	6,512,840	$65,128,397	$-	$(8,007,712)	$1,355,336	$58,476,021

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC

Consolidated Statement of Cash Flows

For the period from January 1, 2021 through December 31, 2021

OPERATING ACTIVITIES:
Net loss	$(3,618,487)
Adjustments to reconcile net loss to net
Depreciation and amortization	2,092,833
Amortization on debt issuance costs	861,156
Capitalized interest	(314,561)
Changes in operating assets and liabilities:
Accounts receivable	(2,038,187)
Prepaids and other assets	870,893
Related party receivables	(1,713,503)
Accounts payable and accrued expenses	228,555
Rental security deposits	455,862
Other liabilities	(330,147)
Net cash provided by (used in) operating activities	(3,505,586)
INVESTING ACTIVITIES:
Investment in real estate equity investments	(53,207,651)
Investment in equity method investees	(4,947,685)
Investment in real estate debt investments	(812,500)
Proceeds from sale of equity method investees	1,462,325
Net cash used in investing activities	(57,505,511)

FINANCING ACTIVITIES:
Proceeds from the issuance of class A shares	32,676,253
Proceeds from notes payable	34,448,328
Principal payments	(662,709)
Payment on loan fees associated with new debt	(1,476,995)
Payments made to investors for dividends	(1,823,222)
Net cash provided by financing activities	63,161,655

Net increase in cash and cash equivalents	2,150,558
Cash and cash equivalents, beginning of period	5,044,803
Cash and cash equivalents, end of period	$7,195,361

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC

Notes to the Consolidated Financial Statements December 31, 2021

Note 1 – Formation and Organization

DF Growth REIT, LLC. (the “Company”) is a Delaware corporation formed on July 16, 2018, that builds wealth by investing in cash-flowing apartment buildings along with single and multi-family properties. Our focus is on long-term capital appreciation from the renovation and repositioning of these multi-family properties. The use of the terms the “Company,” “we,”, “us,” or “our” in this Annual Report refer to DF Growth REIT, LLC., unless the context indicates otherwise. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2019.

The Company is externally managed by DF Manager, LLC., (“Manager”), which is a subsidiary of the Company’s sponsor, DiversyFund, Inc. (“Sponsor”).

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $75,000,000 in shares of class A shares, the purchase price for all shares was $10.00 per share as of December 31, 2021. The Offering was qualified by the SEC on November 13, 2018, and we commenced operations on November 13, 2018. As of December 31, 2021, we had issued 6,512,840 shares of our class A shares for an aggregate purchase price of $65,128,397. The Company has the authority to issue 7,500,000 shares of class A shares.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation Note

The consolidated financial statements include the accounts of DF Growth REIT LLC and the following subsidiaries in which growth REIT has a controlling financial interest.

Subsidiary	Owning Entity	% Ownership	Year Acquired/ Organized
Diversyfund Park Blvd., LLC	DF Growth REIT	65.82%	2017
The Sardinia Group Inc	DF Growth REIT	62.33%	2018
McArthur LG LLC	DF Growth REIT	100%	2020
BLVDW NC LLC	DF Growth REIT	100%	2020
4500 SOUTH STATE STREET UT LLC	DF Growth REIT	100%	2020
WOODSIDE HIGHLAND UT LLC	DF Growth REIT	100%	2020
524 SW ST. LUCIE, LLC	DF Growth REIT	100%	2020
201 SW JOAN JEFFERSON WAY LLC	DF Growth REIT	100%	2021
7604 WARSAW ROAD SC LLC	DF Growth REIT	95.5%	2021
MISSION VILLAS SA LLC	DF Growth REIT	100%	2021

The consolidated financial statements include 100% of each subsidiary’s assets, liabilities, operations and cash flows, with the interests not owned by REIT reflected as “noncontrolling interests in subsidiaries”. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic concentration

As of December 31, 2021, the Company’s investments in real estate operate in California, Texas, North Carolina, South Carolina, Florida, and Utah. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of December 31, 2021, the Company held investments in one entity, which was evaluated under the VIE model and were not consolidated because the Company was not determined to be the primary beneficiary. These investments are carried on the equity method because of the Company’s significant influence.

As of December 31, 2021, the Company held investments in ten entities, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participation rights.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes for the year ended December 31, 2021. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. The Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of December 31, 2021. As of December 31, 2021, $2,849,715, in distributions have been declared to stockholders, which were classified for tax purposes as non-taxable return of capital.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor. For the year ended December 31, 2021, the Company did not record any reimbursements of expenses.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

Purchase Accounting for Acquisitions of Real Estate

Effective November 13, 2018, (Inception) the Company adopted the provisions of Accounting Standard Update 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. At December 31, 2021, there was zero balance in the allowance for doubtful accounts. The Company records bad debt expense as a reduction of rental income and/or tenant reimbursements.

Advertising costs

The Company’s policy is to expense advertising costs when incurred. There were no such costs incurred for the year ending December 31, 2021.

Deferred Financing Costs

Mortgage costs are capitalized and amortized using the straight-line method which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. At December 31, 2021, deferred financing costs amounted to $1,623,050, net of accumulated amortization. Amortization of such costs is included in interest expense and approximated $605,970 in 2021. The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

Construction in Progress

As the company does possess investments in real estate development projects we must account for construction in progress. The Company’s accounting policy on these investments is that any costs directly related to the development or construction of the asset be capitalized until the point where the asset has the ability to derive revenue through either property rents or the disposition of the asset. Examples of capitalized costs incurred have been interest on construction loans, construction costs, and property taxes. The Company currently has one real estate investment in the development phase that utilizes construction in progress.

Note 3 – Investments in Real Estate

The following table presents the Company’s acquisitions of real estate during the period from January 1, 2021 through December 31, 2021:

Description of Property	Date acquired	Ownership Percentage	Contract Purchase Price	Terms of Payment	Real Estate Acquisition Costs
Azul Luxury Residences	January 27, 2021	100.00%	$15,500,000	Cash	$1,253,720
Stuart, FL
Willow Ridge	September 1, 2021	95.5%	$22,075,000	Cash	$1,843,600
North Charleston, SC
Mission Villas	September 28,2021	100.00%	$10,250,000	Cash	$880,000
San Antonio, TX
NCP Dove	December 10, 2021	31.07%	$46,370,000	Cash	$3,147,450
North Charleston, SC
Totals for 2021			$94,195,000		$7,124,770

The following table details the allocation of the purchase price for the Company’s acquisitions of real estate during the period from November 13, 2018 (inception) through December 31, 2021:

Description of Property	Land	Building	Total
The Sardinia Group	$1,018,892	$-	$1,018,892
San Diego, CA
Park Blvd.	$3,700,000	$-	$3,700,000
San Diego, CA
McArthur Landing	$1,150,000	$8,525,000	$9,675,000
Fayetteville, NC
Boulevard West	$900,000	$11,915,000	$12,815,000
Greenvile, NC
Woodside at Holladay	$53,800	$8,446,200	$8,500,000
Holladay, UT
Cottonwood Creek	$1,084,600	$4,155,400	$5,240,000
Murray, UT
The France	$775,500	$3,474,500	$4,250,000
Stuart, FL
Azul Luxury Residences	$1,063,740	$14,436,260	$15,500,000
Stuart, FL
Willow Ridge	$2,030,000	$20,045,000	$22,075,000
North Charleston, SC
Mission Villas	$348,250	$9,901,750	$10,250,000
San Antonio, TX
Totals as of December 31, 2021	$12,124,782	$80,899,110	$93,023,892

The following table details the accumulated depreciation for the Company’s acquisitions of real estate during the period from November 13, 2018 (inception) through December 31, 2021:

Description of Property	Asset Life	Capital Improvements	Building	Accumulated Depreciation
The Sardinia Group	30 Years	$1,662,621	$-	$110,841
San Diego, CA
Park Blvd.	30 Years	$-	$-	$-
San Diego, CA
McArthur Landing	30 Years	$-	$8,525,000	$449,931
Fayetteville, NC
Boulevard West	30 Years	$-	$11,915,000	$562,653
Greenvile, NC
Woodside at Holladay	30 Years	$-	$8,446,200	$375,387
Holladay, UT
Cottonwood Creek	30 Years	$-	$4,155,400	$161,599
Murray, UT
The France	30 Years	$-	$3,474,500	$115,817
Stuart, FL
Azul Luxury Residences	30 Years	$-	$14,436,260	$441,108
Stuart, FL
Willow Ridge	30 Years	$66,241	$20,045,000	$223,664
North Charleston, SC
Mission Villas	30 Years	$-	$9,901,750	$82,515
San Antonio, TX
Totals as of December 31, 2021		$1,728,862	$80,899,110	$2,523,515

Minimum Future Rents

The rental properties owned at December 31, 2021, are principally leased under 12-month operating leases with certain tenant renewal rights.

Note 4 – Equity Method Investments

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE, the equity method of accounting is used. Under the equity method, the investment is originally reported at cost and is adjusted for capital activity including subsequent subscriptions, redemptions or distributions. As distributions are received from the underlying equity investment, the cost basis of the investment will be reduced. As distribution proceeds surpass the cost basis of the investment, we will then record realized investment gains for the associated equity investment. The following is a table detailing the current investments made under the equity method as of December 31, 2021:

Description of Property	Date acquired	Ownership Percentage	Contract Purchase Price	Terms of Payment	Investment Amount
NCP Dove	December 10, 2021	31.07%	$46,370,000	Cash	$5,014,216
North Charleston, SC
Totals for 2021			$46,370,000		$5,014,216

Note 5 – Commercial Real Estate Debt Investments

As of December 31, 2021, our debt related investment was not considered impaired, and no impairment charges were recorded in the financial statements. We believe the fair value of the debt investment reasonably approximates to the carrying value of the debt investment as of December 31, 2021. The Company had invested in one debt related investment as of December 31, 2021. DiversyFund Granito, LLC is a 12-month term note maturing on 9/27/2022 with a 10.25% annual interest rate. The following table describes our debt related investment activity for the year ended December 31, 2021:

Investment in Debt:	Amount
Balance at beginning of period	$976,500
Principal and interest repayments	-
Current period debt investments	812,500
Balance as of December 31, 2021	$1,789,000

The following tables present the Company’s investments in debt securities, as of December 31, 2021.

		Original Principal		Average	Allocation by
Asset Type	Number	Amount or Cost	Carrying Value	Investment Return	Investment Type
Residential Property	1	$1,789,000	$1,991,668	10.25%	100.00%
Balance as of December 31, 2021	1	$1,789,000	$1,991,668	10.25%	100.00%

The following tables present certain information about the Company’s investments in debt securities, as of December 31, 2021, by contractual maturity grouping:

As of December 31, 2021:

Asset Type	Number	Amounts Maturing After One Year Through Five Years
Residential Property	1	$1,991,668
Balance as of December 31, 2021	1	$1,991,668

Credit Quality Monitoring

The Company’s preferred equity investments that earn interest based on debt-like terms are typically secured by interests in entities that have interests in real estate. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered an investment for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2021, the investment is considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 6 – Related Party Arrangements

DF Manager, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager will not be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will not reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will not reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company.

DiversyFund, Inc., Sponsor

The Sponsor receives a developer fee directly from the Company’s real estate investments for sponsoring the acquisition of the asset. The sponsor performs services of sourcing, underwriting, due diligence, investment oversight, arranging debt financing, and execution of the business plan. The Sponsor is entitled to receive a developer fee paid at the asset level of up to 8% of the total project cost including acquisition price, construction or capital expenditure budget and insurance and carrying costs. Sponsor is also entitled to receive a financing fee from the asset level of up to 1% of the total debt amount obtained for a project. Sponsor is also entitled to receive an asset management fee of up to 2% of collected rents from a project. These costs are recorded on the property level financials and are treated as acquisition costs which are amortized over the life of the asset. In 2021 the Sponsor received financing and developer fees totaling $6,537,745 in connection with the acquisitions of four new multi-family properties and the remaining developer and financing fees.

Property Name	Date	Acquisition Fee	Financing Fee	Total Sponsor Fee
Azul	1/27/2021	$1,253,720	-	$1,253,720
Willow Ridge	9/01/2021	$1,843,600	-	$1,843,600
Mission Villas	9/28/2021	$880,000	-	$880,000
NCP Dove	12/10/2021	$2,560,425	-	$2,560,425
Total		$6,537,745	$-	$6,537,745

Executive Officers of our Manager and Sponsor

As of the date of this Annual Report, our executive officers are as follows:

Name	Position
Craig Cecilio	Chief Executive Officer
Alan Lewis	Chief Investment Officer

Craig Cecilio has served as our Chief Executive Officer of our Sponsor and Manager since its inception.

Alan Lewis has served as the Chief Investment Officer of our Sponsor and Manager since its inception.

All equity and debt investments owned by the Company are related parties as they are managed directly by DiversyFund, Inc.

Related Party Receivable

The Company paid $32,456 in 2021 for Lex Nova legal services for DF Growth REIT II LLC. This amount is owed back to the Company and will be repaid in 2022. REIT lent 2 short-term loans to Diversyfund Inc. in 2021 with an interest rate of 4.00%. One was $2,000,000 on June 22nd, the other was $500,000 on August 25th. The related party notes receivable as of December 31, 2021 is $1,700,000. The Company is owed $9,375 due to a discount in 3rd party acquisition costs in relation to the NCP Dove LLC purchase. The Company has a total related party receivable balance of $1,741,831 as of December 31, 2021.

Note 7 – Economic Dependency

Under various agreements, the Company has engaged or will engage DF Manager, LLC to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon DF Manager, LLC. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 8 – Commitments and Contingencies

Legal Proceedings

As of December 31, 2021, we were not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Note 9 – Distributions

Investor distributions are determined by each shareholders’ investment of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates for the year ended December 31, 2021.

Distribution Period	Declaration Date	Daily Distribution per Common Share	Annualized Yield	Total Amount of Distribution	Paid/Reinvested as of December 31, 2021	Payment Date
June 1, 2019 through June 30, 2019	6/30/2019	0.00133398	5.00%	$7,634	$7,634	7/15/2019
July 1, 2019 through July 31, 2019	7/31/2019	0.00115498	5.00%	$9,591	$9,591	8/15/2019
August 1, 2019 through August 31, 2019	8/31/2019	0.00119106	5.00%	$11,869	$11,869	9/13/2019
September 1, 2019 through September 30, 2019	9/30/2019	0.00127056	5.00%	$14,880	$14,880	10/15/2019
October 1, 2019 through October 31, 2019	10/31/2019	0.00125900	5.00%	$17,654	$17,654	11/14/2019
November 1, 2019 through November 30, 2019	11/30/2019	0.00134947	5.00%	$20,182	$20,182	12/15/2019
December 1, 2019 through December 31, 2019	12/31/2019	0.00297561	10.96%	$59,135	$59,135	1/15/2020
January 1, 2020 through January 31, 2020	1/31/2020	0.00121003	5.00%	$30,477	$30,477	2/14/2020
February 1, 2020 through February 29, 2020	2/28/2020	0.00133652	5.00%	$36,183	$36,183	3/13/2020
March 1, 2020 through March 31, 2020	3/31/2020	0.00126045	5.00%	$42,223	$42,223	4/15/2020
April 1, 2020 through April 30, 2020	4/30/2020	0.00130590	5.00%	$47,679	$47,679	5/15/2020
May 1, 2020 through May 31, 2020	5/31/2020	0.00127588	5.00%	$53,563	$53,563	6/15/2020
June 1, 2020 through June 30, 2020	6/30/2020	0.00128252	5.00%	$62,553	$62,553	7/15/2020
July 1, 2020 through July 31, 2020	7/31/2020	0.00125403	5.00%	$72,179	$72,179	8/14/2020
August 1, 2020 through August 31, 2020	8/31/2020	0.00126094	5.00%	$84,529	$84,529	9/15/2020
September 1, 2020 through September 30, 2020	9/30/2020	0.00131003	5.00%	$97,606	$97,606	10/15/2020
October 1, 2020 through October 31, 2020	10/31/2020	0.00128373	5.00%	$108,921	$108,921	11/13/2020
November 1, 2020 through November 30, 2020	11/30/2020	0.00137317	5.00%	$119,310	$119,310	12/15/2020
December1, 2020 through December 31, 2020	12/31/2020	0.00129568	5.00%	$130,326	$130,326	1/15/2021
January 1, 2021 through January 31, 2021	1/31/2021	0.00128366	5.00%	$141,996	$141,996	2/15/2021
February 1, 2021 through February 28, 2021	2/28/2021	0.00143663	5.00%	$156,613	$156,613	3/15/2021
March 1, 2020 through March 31, 2020	3/31/2021	0.00128682	5.00%	$172,841	$172,841	4/15/2021
April 1, 2020 through April 30, 2020	4/30/2021	0.00133582	5.00%	$188,718	$188,718	5/15/2021
May 1, 2020 through May 31, 2020	5/31/2021	0.00128750	5.00%	$203,856	$203,856	6/15/2021
June 1, 2020 through June 30, 2020	6/30/2021	0.00134678	5.00%	$218,191	$218,191	7/15/2021
July 1, 2020 through July 31, 2020	7/31/2021	0.00130588	5.00%	$232,480	$232,480	8/15/2021
August 1, 2020 through August 31, 2020	8/31/2021	0.00130769	5.00%	$248,661	$248,661	9/15/2021
September 1, 2020 through September 30, 2020	9/30/2021	0.00134172	5.00%	$259,866	$259,866	10/15/2021
				$2,849,716

(1)	Distributions are paid or reinvested on the 15th of the following month after the distribution period.

Note 10 – Notes Payable

The following table summarizes the terms of notes payable outstanding at December 31, 2021:

Property	Lender	Monthly Debt Service	Interest Rate	Maturity	2021
Unsecured Notes
The Sardinia Group	Richard Held (2nd)		0%	10/10/2022	$579,435
The Sardinia Group	CCFG		25.00%		80,000
The Sardinia Group	DiversyFund Income Fund, LLC		8.00%	9/22/2022	58,100
Secured Notes

DiversyFund Park Blvd	Socotra Capital Inc	$24,578	9.75% (Fixed)	4/1/2022	$3,025,000
DiversyFund Park Blvd	Tempo Funding Opportunity	$8,000	24.00% (Fixed)	6/23/2021	200,000
DiversyFund Park Blvd	Tom Calaluca	$8,000	16.00% (Fixed)	5/18/2021	200,000
The Sardinia Group	Richard Held (1st)	$10,654	20.00%		1,420,565
McArthur Landing	Standard Insurance Company	$33,584	4.13% (Fixed)	7/1/2045	6,070,354
Blvd West	StanCorp Mortgage Investors, LLC	$42,364	3.63% (Fixed)	5/20/2045	8,069,457
Woodside	Keystone Real Estate Income Trust	$43,582	7.25% (Fixed)	9/1/2022	6,108,179
Cottonwood	StanCorp Mortgage Investors, LLC	$12,766	3.50% (Fixed)	8/26/2045	2,479,504
France Apartments	Edgewood Mac V LLC	$26,372	8.75%	12/1/2022	3,500,000
Azul Luxury residences	Edgewood Mac V LLC	$62,431	6.50%	8/26/2022	10,000,000
Willow Ridge	Electra Capital	$76,166	5.05%	9/1/2023	16,948,329
Mission Villas	I.B.I Volcano Investments LLC	$50,959	8.00%	2/28/2022	7,500,000
					$66,238,923

Unamortized Loan Costs					$(1,623,050)
Total Notes Payable					$64,615,873

Unsecured Senior Notes

In 2017, the Company issued a private placement of unsecured senior notes. This senior note has a balance of $462,350 as of December 31, 2021 and is due in 2021. The senior notes has fixed annual interest rates of 20%, 25% and 8%.

Secured Mortgage Notes

As of December 31, 2021, the Company had $64.4 million outstanding on eight non-recourse mortgage notes. Assets with depreciated carrying values of $100,309.5 million were pledged as security on these mortgage notes payable.

For the year ended December 31, 2021, interest was recorded as follow:

2021
Total interest incurred	$5,971,598
$3,693,442
Interest capitalized	(2,278,156)

Debt Maturities

Future principal payments due on the Company’s notes payable at December 31, 2021 are as follows:

2022	$33,252,759
2023	17,195,763
2024	430,575
2025	441,846
2026	453,529
Thereafter	14,464,451
$66,238,923

Note 11 – Investment and depreciation in real estate properties

Real estate assets are stated at depreciated cost less impairment, if any. Buildings are depreciated over their estimated useful lives of 30 years. The life of a particular building depends upon a number of factors including whether the building was developed or acquired and the condition of the building upon acquisition. The Company uses the straight-line method for all depreciation and amortization

	Estimated Useful Life	2021
Land		$12,124,782
Operating Real Estate Properties	30 Years	90,708,189
Less Accumulated Depreciation		(2,523,514)
Total Real Estate, net		$100,309,457

Note 12 – Subsequent Events

Events that occur after the balance sheet date, but before the financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through April 29, 2022, the date the financial statements were available to be issued.

DiversyFund Granito LLC

In January , 2022, the Company made an additional debt investment of $50,000. In February 2022 the Company invested $40,000. In March 2022 the Company invested $45,000. In April 2022 the Company invested $50,000. As of April 29, 2022, the Company has made a total debt investment of $1,974,000.

DiversyFund Park Blvd., LLC

In January 2022, the Company made an additional equity investment of $90,000. In February 2022 the Company invested $105,000. In March 2022 the Company invested $202,000. In April 2022 the Company invested $40,000. As of April 29, 2022, the Company has made a total equity investment of $3,775,700.

THE SARDINIA GROUP, INC

On February 1st 2022, the Company sold The Sardinia Group in San Diego, CA for $2,900,000.

Property Acquisition Deposits

On February 15, 2022, the Company made an additional equity investment of $50,000 into Arborwood Apartments.

As of April 29, 2022, the Company has made a total equity investment of $50,000 for new property acquisitions.

Offering Proceeds

As of April 29, 2022, the Company had raised total gross offering proceeds of approximately $65,128,397 from settled subscriptions and issued an aggregate of 6,512,840 shares of our common stock. As of April 29, 2022, $0 in shares remained available for sale to the public pursuant to the Offering.

Exhibits

The following Exhibits are filed as part of this Annual Report:

Exhibit 1A-2A*	Certificate of Formation
Exhibit 1A-2B*	LLC Agreement – The agreement by and among the Company and all of its members captioned “Limited Liability Company Agreement” and dated August 1, 2018.
Exhibit 1A-2C*	Authorizing Resolution – The resolution adopted by the Manager creating the Class A Investor Shares.
Exhibit 1A-6A*	Investment Agreement – The agreement to be signed by each Investor to acquire a Class A Investor Shares.
Exhibit 1A-6B*	Management Agreement – The agreement captioned “Management Services Agreement” by and between the Company and the Manager dated August 1, 2018.
Exhibit 1A-8*	Escrow Agreement – The Agreement captioned “Escrow Services Agreement” with Prime Trust, LLC.

*	Previously filed and incorporated by reference.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 28, 2023	DF Growth REIT, LLC

	By:	DF Manager, LLC, as Manager

	By:	DiversyFund, Inc., as Manager

	By	/s/ Craig Cecilio
Craig Cecilio, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Alan Lewis
Alan Lewis
Director and Chief Investment Officer of DiversyFund, Inc.
April 28, 2023

/s/ Craig Cecilio
Craig Cecilio
Director and Chief Executive Officer of DiversyFund, Inc.
April 28, 2023